VIA EDGAR

September 14, 2012

Sharon Blume, Assistant Chief Accountant
Marc Thomas, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Orrstown Financial Services, Inc.
File No. 001-34292___________

Dear Ms. Blume and Mr. Thomas:

This letter is in response to your comment letter dated August 23, 2012, regarding the Annual Report on Form 10-K of Orrstown Financial Services, Inc. (the “Company”) filed March 15, 2012, and the Quarterly Report on Form 10-Q filed August 9, 2012, and requested certain explanatory information.  For your convenience, the comments from your letter are repeated below in italics.  The Company’s responses are shown after each comment.

Comment

Form 8-K filed March 12, 2012

1.           We noted the revised earnings release filed for the quarter and year ended December 31, 2011.  Please explain to us, in specific detail, the nature of the subsequent events which resulted in the recording of additional impairments and the increase in the level of nonaccrual loans for the respective periods impacted.

Response to Comment

In the period subsequent to our initial year-end earnings release, which was furnished under cover of Form 8-K, on January 26, 2012, additional information regarding seven lending relationships was learned, which required an evaluation as to whether increases to impairment reserves should be recognized as of December 31, 2011.

Sharon Blume, Assistant Chief Accountant
Marc Thomas, Staff Accountant
September 14, 2012

At the Problem Loan Committee meeting of Orrstown Bank (the “Bank”) held on February 29, 2012, relationship managers discussed new developments in our active loan workout solutions designed to lower our classified assets.  In connection with the information learned, Accounting Standards Codification (“ASC”) 855-10-55-1 was considered regarding whether the new events would result in recognized subsequent events.   Specifically, ASC 855-10-55-1 states that the following is an example of a recognized subsequent event:

“..Subsequent events affecting the realization of assets, such as receivables…, should be recognized in the financial statements when those events represent a culmination of conditions that existed over a relatively long period of time. For example, a loss on an uncollectible trade account receivable as a result of a customer’s deteriorating financial condition leading to bankruptcy after the balance sheet date but before the financial statements are issued…will be indicative of conditions existing at the balance sheet date….”

The following summarizes information discussed at the meeting which we determined met the criteria of a recognized subsequent event.

•
Two lending relationships were being marketed for sale by the Company.  Subsequent to the issuance of the initial earnings release but prior to the filing of the Form 10-K, we received proposed purchase prices from an independent organization.  Based on this proposal, it was determined that there was significant decline in the observable market values of these loans, which existed at December 31, 2011, resulting in an additional combined charge of $6 million.

•
Subsequent to the initial earnings release, negotiations commenced with a borrower whereby the Bank agreed to a short sale at a $2.6 million discount to the amount owed in full satisfaction of the borrower’s debt.  With this agreement, and based on the fact that the financial statements were not yet issued, it was determined that the additional reserve should be reflected in the December 31, 2011 financial statements.

•
Subsequent to the initial earnings release, information was received on two relationships, the borrowers of which notified the Bank that they would not have the ability to repay their loans.  Both relationships were then deemed collateral dependent because the sale of collateral was the sole source for repayment.  The impairment reserve of $4.3 million was recorded as of December 31, 2011 and the loans were re-designated as nonaccrual at that date, despite the loans being current as to principal and interest.  It was determined that the borrowers’ inability to pay-off the loans represented a culmination of conditions that existed prior to December 31, 2011, and consistent with the guidance in ASC 855-10-55-1, the reserve was recorded at year end as the loans had become collateral dependent loans and recent market conditions suggested that the liquidation of the collateral would not be sufficient to pay off the loans.  As the realization of the asset was affected, the reserve was established at December 31, 2011.

Sharon Blume, Assistant Chief Accountant
Marc Thomas, Staff Accountant
September 14, 2012

•
Additional impairment reserves were established on two additional relationships included as impaired loans at December 31, 2011, as a result of receiving updated appraisals on the properties securing the loans subsequent to the initial earnings release as well as learning other information that impacted our expected realization of the outstanding loan balances.  The additional impairment reserves established on these two relationships totaled $786 thousand.

Comment

Form10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 8. Income Taxes, page 107

2.           We note that you have recorded a net deferred tax asset of $18.2 million at December 31, 2011. Your disclosures and management’s assertion of realizability of the net deferred tax asset is based on the reversal of deferred tax liabilities, tax planning strategies and estimated future taxable income. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30). Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.

In light of the significant losses recognized in the fiscal year ended December 31, 2011, the continued significant losses recognized in each of the quarterly interim periods of fiscal 2012, the regulatory agreements entered into in March of 2012, as well as the uncertainty around the current geographic and economic operating environment, please provide us with specific detailed information to support the realizability of the net deferred tax asset at December 31, 2011 as well for each of the interim reporting periods during fiscal 2012.

Response to Comment

At December 31, 2011, the Company followed the guidance within paragraphs sixteen through twenty-five of  ASC 740-10-30 in order to determine the amount of deferred tax asset that was expected to be realized at a more-likely-than-not likelihood.  Specifically,  the Company considered future reversals of existing taxable temporary differences, future taxable income, taxable income in prior carry back years, and tax-planning strategies while determining the realizability of the recorded deferred tax asset.  Management determined that the Company was not in a cumulative loss position as of December 31, 2011 based on an analysis of taxable income over the previous three years, resulting in taxable income in prior carry back years.  Finally, the Company projected a two year forecast as of December 31, 2011, which provided

Sharon Blume, Assistant Chief Accountant
Marc Thomas, Staff Accountant
September 14, 2012

sufficient future taxable income to absorb the remaining deferred tax asset after application of income in carry back years.  Accordingly, the Company determined that the deferred tax asset was fully realizable at December 31, 2011 and no valuation allowance was recorded at that time.

During the quarters ended March 31, 2012 and June 30, 2012, the Company experienced credit losses in excess of the expectations contained within the forecast.  On March 22, 2012, the Company entered into a written agreement with the Federal Reserve Bank of Philadelphia and a consent order with the Commonwealth of Pennsylvania, Department of Banking, Bureau of Commercial Institutions.  As a result of the increased credit losses and the increased regulatory oversight, the Company reconsidered its strategic plan resulting in tax planning strategies, previously considered not to be prudent or feasible, becoming part of the Company’s analysis regarding the measurement of deferred tax assets.    According to ASC 740-10-30-18, “to the extent evidence about one or more sources of taxable income is sufficient to support  a conclusion that a valuation allowance is not necessary, other sources need not be considered.”  As of March 31, 2012 and June 30, 2012, the Company determined that no valuation allowance related to deferred tax assets was necessary as a result of taxable income provided by future reversals of existing taxable temporary differences, taxable income in prior carry back years, and tax-planning strategies.

The Company understands the need to assess the valuation of the deferred tax assets on a quarterly basis.  With this, we will provide enhanced disclosure in subsequent filings.  This enhanced disclosure will provide additional detail regarding positive and negative evidence in determining the extent of any valuation allowance.  In addition, we will discuss the impact of future projections and certain tax strategies and their impact on the valuation of the deferred tax asset.

Comment

Form 10-Q filed for the Quarter Ended March 31, 2012

Item 4. Controls and Procedures

(a)Evaluation of disclosure controls and procedures, page 58

3.           Please tell us how management is able to conclude that the disclosure controls and procedures were effective as of both March 31, 2012 and as of June 30, 2012, in light of the fact that the Company has not fully remediated the material weaknesses in internal control over financial reporting relating to loan ratings and its impact on the allowance for loan losses.

Sharon Blume, Assistant Chief Accountant
Marc Thomas, Staff Accountant
September 14, 2012

Response to Comment

As of both March 31, 2012 and June 30, 2012, management, including its certifying officers, had discussions at its Disclosure Committee meetings (the Disclosure Committee is comprised of members of senior management) regarding the material weakness in internal control over financial reporting relating to loan ratings and its impact on the allowance for loan losses.  At the meetings of the Disclosure Committee, steps completed in the Company’s efforts to remediate the material weakness were discussed.  After hearing all relevant points made regarding our progress as to curing the material weakness, the Disclosure Committee, concluded that the material weakness remained at both March 31, 2012 and June 30, 2012.

 The effectiveness of the disclosure controls cited in the Form 10-Qs state (bold added):

“…the Company’s disclosure controls and procedures are effective in alerting them {certifying officers} on a timely basis to material information relating to the Company (including its consolidated subsidiary) required to be included in the Company’s periodic filings under the Exchange Act as it pertains to the consolidated financial statements and internal controls over financial reporting.”

As noted above, management disclosed its belief that disclosure controls were effective in alerting them as to changes in internal controls or financial matters, not that the controls over financial reporting relating to loan ratings and its impact on the allowance for loan losses were effective.

In future Form 10-Q filings, we will more clearly articulate as to whether the material weakness remains or was successfully remediated, rather than through merely updating the progress that has been made in our remediation.

Sharon Blume, Assistant Chief Accountant
Marc Thomas, Staff Accountant
September 14, 2012

The Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing has been fully responsive to your comment letter.  Please feel free to contact me at (717) 530-2602 or tquinn@orrstown.com if you need additional information or clarification.  Thank you for your attention to this matter.

Sincerely,

/s/ Thomas R. Quinn, Jr.

Thomas R. Quinn, Jr.
President and Chief Executive Officer

cc:   John J. Spidi, Esq., Spidi & Fisch, PC